Exhibit 99.8

Annual General Meeting of Shareholders

to be held on February 5, 2020

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

PROTECH HOME MEDICAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Protech Home Medical Corp. (the “Corporation”) will be held at the DoubleTree Suites by Hilton Hotel Naples, 12200 Tamiami Trail North, Naples, Florida 34110 on Wednesday, the 5th day of February, 2020, at the hour of 11:00 a.m. (EST) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the years ended September 30, 2019 and 2018 and the auditors’ report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration; and

4.	to transact such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.

This Notice of Meeting is accompanied by the Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the “Meeting Materials”). A copy of the audited financial statements of the Corporation for the years ended September 30, 2019 and 2018, and the auditors’ report thereon, and accompanying management discussion and analysis, will be available for review at the Meeting and are available to the public on the SEDAR website at www.sedar.com.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is December 24,

2019 (the “Record Date”). Shareholders of the Corporation whose names have been entered on the register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, facsimile: (416) 263-9524, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

As described in the notice and access notification mailed to shareholders of the Corporation, the Corporation will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials online under the Corporation’s profile at www.sedar.com and at http://phminvestorrelations.com/documents/investorrelation/circulars/2019.pdf, where they will remain for at least one full year thereafter. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also significantly reduce the Corporation’s printing and mailing costs.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

DATED this 24th day of December, 2019.

BY ORDER OF THE BOARD

(signed) “Gregory Crawford”

Chairman of the Board of Directors

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PROTECH HOME MEDICAL CORP.

(this information is given as of December 24, 2019)

1.       SOLICITATION OF PROXIES

This management information circular (the “Circular”) and accompanying form of proxy are furnished in connection with the solicitation, by management of Protech Home Medical Corp. (the “Corporation”), of proxies to be used at the annual general meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation (the “Meeting”) referred to in the accompanying Notice of Annual General Meeting (the “Notice”) to be held on February

5, 2020, at the time and place and for the purposes set forth in the Notice. The solicitation will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to delivery of the meeting materials, but proxies may also be solicited personally or by telephone by directors and/or officers of the Corporation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at nominal cost. The cost of solicitation by management will be borne by the Corporation. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Common Shares. The cost of any such solicitation will be borne by the Corporation.

2.       NOTICE-AND-ACCESS

The Corporation is sending out proxy-related materials to Shareholders using the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and NI 54-101 (the “Notice-and-Access Provisions”).

The Corporation anticipates that use of the Notice-and-Access Provisions will benefit the Corporation by reducing the postage and material costs associated with the printing and mailing of the proxy-related materials and will additionally reduce the environmental impact of such actions.

Shareholders will be provided with electronic access to the Notice and this Circular on the System for Electronic Document

Analysis and Retrieval (“SEDAR”) at www.sedar.com and at http://phminvestorrelations.com/documents/investorrelation/circulars/2019.pdf.

Shareholders are reminded to review the Circular before voting. Shareholders will receive paper copies of a notice package (the “Notice Package”) via pre-paid mail containing a notice with information prescribed by the Notice-and-Access Provisions and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder). The

Corporation will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when an issuer using Notice-and-Access Provisions sends a paper copy of the Circular to some securityholders with a Notice Package.

Shareholders with questions about notice-and-access can call Computershare toll-free at 1-866-964-0492 (Canada and the U.S. only) or direct at (514) 982-8714 (outside Canada and the U.S. and entering your 15-digit control number as indicated on your voting instruction form or proxy). Shareholders may obtain paper copies of the Circular free of charge by calling 1-866-466-5355 at any time up until and including the date of the Meeting, including any adjournment or postponement thereof. Any Shareholder wishing to obtain a paper copy of the meeting materials should submit their request no later than 12:00 p.m. (EST) on January 31, 2020 in order to receive paper copies of the meeting materials in time to vote before the Meeting. Under the Notice-and-Access

Provisions, meeting materials will be available for viewing on the Corporation’s website for one year from the date of posting.

3.       RECORD DATE

Shareholders of record at the close of business on December 24, 2019 are entitled to receive notice of and attend the Meeting in person or by proxy and are entitled to one vote for each Common Share registered in the name of such Shareholder in respect of each matter to be voted upon at the Meeting.

4.       APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder submitting a proxy has the right to appoint a person or company (who need not be a Shareholder), other than the persons named in the enclosed form of proxy, to represent such Shareholder at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting the name of such representative in the blank space provided in the enclosed form of proxy. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered to Computershare no later than 11:00 a.m. (EST) on February 3, 2020 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding the Meeting) in accordance with the delivery instructions below or delivered to the chairman (the “Chairman”) of the board of directors of the Corporation on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

A registered Shareholder may submit his/her/its proxy by mail, by telephone or over the internet in accordance with the instructions below. A non-registered Shareholder should follow the instructions included on the voting instruction form provided by his or her Intermediary (as defined below).

Voting Instructions for Registered Holders

A registered Shareholder may submit a proxy by (i) mailing a copy to Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, (ii) telephone by entering the 15 digit control number at 1-866-732-8683 (Canada and the U.S. only) or (312) 588-4290 (outside Canada and the U.S.), or (iii) online by entering the 15 digit control number at www.investorvote.com.

5.       REVOCATION OF PROXIES

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use. Subject to compliance with the requirements described in the following paragraph, the giving of a proxy will not affect the right of a Shareholder to attend, and vote in person at, the Meeting.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his/her attorney duly authorized in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited with Computershare, in a manner provided above under “Proxy and

Voting Information – Appointment of Proxies”, at any time up to and including 11:00 a.m. (EST) on February 3, 2020 (or, if the Meeting is adjourned or postponed, 48 hours (Saturdays, Sundays and holidays excepted) prior to the holding of the Meeting) or, with the Chairman at the Meeting on the day of such meeting or any adjournment or postponement thereof, and upon any such deposit, the proxy is revoked.

6.       NON-REGISTERED HOLDERS

Only registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered Shareholder (a “Non-Registered Holder”) are registered either (i) in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the

Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the form of proxy and supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non- Registered Holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(2)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf) but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from Intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Corporation is sending Meeting Materials directly to Non-Objecting Beneficial Owners; the Corporation uses and pays Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

These securityholder materials are being sent to both registered Shareholders and Non- Registered Holders utilizing the Notice-and-Access Provisions. If you are a Non-Registered Holder, and the Corporation or its agent sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

By choosing to send these materials to you directly utilizing the Notice-and-Access Provisions, the Corporation (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instruction form as specified in the request for voting instructions that was sent to you.

7.       EXERCISE OF DISCRETION BY PROXIES

Common Shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the persons named in the enclosed form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such shares will be voted in favour of the passing of the matters set forth in the Notice. If a Shareholder appoints a representative other than the persons designated in the form of proxy, the Corporation assumes no responsibility as to whether the representative so appointed will attend the Meeting on the day thereof or any adjournment or postponement thereof.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the management of the Corporation and the directors of the Corporation know of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which at present are not known to the management of the Corporation and the directors of the Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies

Unless otherwise indicated in this Circular and in the form of proxy and Notice attached hereto, Shareholders shall mean registered Shareholders.

8.       INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as described elsewhere in this Circular, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (a) any director or executive officer of the Corporation, (b) any proposed nominee for election as a director of the Corporation, and (c) any associates or affiliates of any of the persons or companies listed in (a) and (b), in any matter to be acted on at the Meeting.

9.       VOTING SECURITIES AND PRINCIPAL HOLDERS

As at the date hereof, the Corporation had 83,589,029 Common Shares outstanding, representing the Corporation's only securities with respect to which a voting right may be exercised at the Meeting. Each Common Share carries the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is two Shareholders, or one or more proxyholders representing two Shareholders, or one Shareholder and a proxyholder representing another Shareholder, holding or representing not less than five percent (5%) of the issued and outstanding Common Shares enjoying voting rights at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at the date hereof, based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the System for Electronic Document Analysis and Retrieval (SEDAR), no person or corporation beneficially owned, directly or indirectly, or exercised control or discretion over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than the following:

Name	Number of Common Shares	Percentage of Common Shares
Gregory Crawford(1)	6,037,059	7.2	%(2)

Notes:

(1)	Of the 6,037,059 Common Shares, Mr. Crawford is the registered and beneficial holder of 3,583,059 Common Shares (and stock options exercisable for 2,374,000 Common Shares), and exercises control and direction over 80,000 Common Shares held by his spouse.
(2)	Calculated on partially diluted basis.

10.       THE SPIN-OUT TRANSACTION

On December 21, 2017, pursuant to an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Corporation, Viemed Healthcare, Inc. and the securityholders of the Corporation, the Corporation completed a spin-out of Viemed Healthcare, Inc. and its operating businesses.

11.       BUSINESS OF THE MEETING

To the knowledge of the directors of the Corporation, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting.

(i)       Financial Statements

Pursuant to the BCBCA, the directors of the Corporation will place before the shareholders at the Meeting the audited financial statements of the Corporation for the years ended September 30, 2019 and 2018 and the auditors’ report thereon. Shareholder approval is not required in relation to the financial statements.

(ii)       Election of Directors

The board of directors of the Corporation presently consists of three directors. All of the current directors have been directors since the dates indicated below and all will be standing for re-election. The board of directors recommends that shareholders vote FOR the election of the three nominees of management listed in the following table.

Each director will hold office until his re-election or replacement at the next annual meeting of the shareholders unless he resigns his duties or his office becomes vacant following his death, dismissal or any other cause prior to such meeting.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provisions

The Corporation’s Articles provide for advance notice of nominations of directors of the Corporation which require that advance notice be provided to the Corporation in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Corporation other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the BCBCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA. A copy of the Articles are available under the Corporation’s profile on SEDAR at www.sedar.com.

Nominees to the Board of Directors

Name and Residence	Position and Office	Principal Occupation or Employment	Served as Director	Number of Common
		during the past five years(1)	Since	Shares over which
Control or Direction
is Exercised(1)
Gregory Crawford(2) Fort Thomas, Kentucky	President, Chief Executive Officer and Director

President, Chief Executive Officer of the Corporation since December 21, 2017.

Chief Operating Officer of the Corporation  from April 19,2016 to December 21, 2017.

President and Chief Executive Officer of Patient-Aids, Inc. from 2004 to October 2015, when Patient-Aids, Inc. was acquired by the Corporation.

			December 21, 2017	6,037,059(3)
Mark Greenberg(2) Cincinnati, Ohio	Director	Managing Partner of Silverstone Capital Advisors since March 2009. Managing Partner of Ludlow, Ward & Greenberg Capital Partners from 2005 to 2009.	December 21, 2017	1,715,000(4)
Eugene Ewing(2) Fort Mitchell, Kentucky	Director	Managing Member, Deeper Water Consulting since May 2006. Independent Director – Various Corporations	August 1, 2018	478,333(5)

Notes:

(1)	The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective individuals.
(2)	Member of the Audit Committee.

(3)	Of the 6,037,059 Common Shares, Mr. Crawford is the registered and beneficial holder of 3,583,059 Common Shares (and stock options exercisable for 2,374,000 Common Shares), and exercises control and direction over 80,000 Common Shares held by his spouse.

(4)	Mr. Greenberg is the holder of stock options exercisable for 1,715,000 Common Shares.

(5)	Of the 478,333 Common Shares, Mr. Ewing is the beneficial holder of 278,333 Common Shares (and stock options exercisable for 200,000 Common Shares).

Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the proposed directors of the Corporation is, as at the date hereof, or has been, within the previous 10 years, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Personal Bankruptcies

None of the proposed directors of the Corporation has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(iii)       Appointment of Auditor

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of MNP LLP, of 300-111 Richmond Street West, Toronto, Ontario M5H 2G4, as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the directors of the Corporation to fix their remuneration.

The directors of the Corporation recommend that shareholders vote in favour of the appointment of MNP LLP, and the authorization of the directors of the Corporation to fix their remuneration. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

12.       CORPORATE GOVERNANCE DISCLOSURE

Set forth below is a description of the Corporation’s current corporate governance practices, as prescribed by Form 58-101F2, which is attached to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”):

Board of Directors

The directors have determined that Mark Greenberg and Eugene Ewing, current and prospective members of the board of directors of the Corporation, are independent as such term is defined in NI 58-101, and that Gregory Crawford (President and Chief Executive Officer), current and prospective member of the board of directors of the Corporation, is not independent as such term is defined in NI 58-101, as he is an executive officer (as such term is defined in NI 51-102) of the Corporation.

Directorships

No directors and prospective directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent).

Orientation and Continuing Education

While the Corporation does not currently have a formal orientation and education program for new members of the board of directors, the Corporation provides such orientation and education on an ad hoc and informal basis.

Ethical Business Conduct

The directors maintain that the Corporation must conduct and be seen to conduct its business dealings in accordance with all applicable laws and the highest ethical standards. The company’s reputation for honesty and integrity amongst its Shareholders and other stakeholders is key to the success of its business. No employee or director will be permitted to achieve results through violation of laws or regulations, or through unscrupulous dealings.

Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Corporation must abstain from discussion and voting by the board of directors or any committee of the board of directors on any motion to recommend or approve the relevant agreement or transaction. The board of directors must comply with conflict of interest provisions of the BCBCA.

Nomination of Directors

Both the directors and management are responsible for selecting nominees for election to the board of directors. At present, there is no formal process established to identify new candidates for nomination. The board of directors and management determine the requirements for skills and experience needed on the board of directors from time to time. The present board of directors and management expect that new nominees have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, support for the Corporation’s business objectives and a willingness to serve.

Compensation

The directors carry out the evaluation of the Chief Executive Officer and develop the appropriate compensation policies for both the employees of the Corporation and the directors of the Corporation.

To determine appropriate compensation levels, the directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the healthcare industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation. In setting compensation levels, the directors annually review the performance of the Chief Executive Officer in light of the company’s objectives and consider other factors that may have impacted the success of the Corporation in achieving its objectives. The directors may engage independent compensation advice in order to fulfill their mandate.

Other Board Committees

The board of directors of the Corporation has no committees other than the Audit Committee.

Assessments

The directors believe that nomination to the Corporation’s board of directors is not open ended and that directorships should be reviewed carefully for alignment with the strategic needs of the Corporation. To this extent, the directors constantly review (i) individual director performance and the performance of the board of directors as a whole, including processes and effectiveness; and (ii) the performance of the Chairman, if any, of the board of directors.

13.       AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Corporation, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The Corporation’s Audit Committee is governed by an audit committee charter, a copy of which is attached hereto as Schedule “A”.

Composition of Audit Committee

The Corporation’s Audit Committee is comprised of its three (3) directors, Eugene Ewing (Chair), Mark Greenberg, and Gregory Crawford. Each member of the audit committee is financially literate, as such term is defined in NI 52-110, and two of the members, Mark Greenberg and Eugene Ewing, are independent, as such term is defined in NI 52-110 and in the BCBCA.

The directors have determined that Eugene Ewing and Mark Greenberg, current and prospective members of the board of directors of the Corporation, are independent as such term is defined in NI 58-101, and that Gregory Crawford (President and Chief Executive Officer), current and prospective member of the board of directors of the Corporation, is not independent as such term is defined in NI 58-101, as he is an executive officer (as such term is defined in NI 51-102) of the Corporation.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each audit committee member relevant to the performance of his responsibilities as an audit committee member is as follows:

Eugene Ewing has over 30 years of professional experience in a wide range of executive positions and brings a wealth of corporate knowledge across a variety of industry groups. He currently serves as an independent director of Darling Ingredients Inc., a New York Stock Exchange listed company, where he serves as Chairman of the Audit Committee and as a member of the Nominating and Governance Committee. He also serves as an independent director of Compass Diversified Holdings, a New York Stock Exchange listed company, where he also serves as Chairman of the Audit Committee and as a member of the Compensation and Nominating/Corporate Governance Committees. In addition to his public company roles, Mr. Ewing has been the managing member of Deeper Water Consulting, a private wealth and business consulting company, since March of 2004. Previously, Mr. Ewing held senior positions at the Fifth Third Bank, ranked 17th in 2018 in total assets for U.S. banks, and was a tax partner at Arthur Andersen LLP for over 15 years. Mr. Ewing is also on the Advisory Board for the Von Allmen School of Accountancy at the University of Kentucky and is also a director of a private trust company located in Wyoming and a private consulting company located in California. As a former partner with what was once one of the U.S.’s largest certified public accounting firms, and with more than 30 years of business planning and transaction experience in a wide variety of industries and circumstances, Mr. Ewing brings to the Corporation’s Audit Committee significant experience in complex accounting, reporting and taxation matters and corporate merger and acquisition transactions. Mr. Ewing’s financial certifications and education, along with his current and past experiences, makes him uniquely qualified to Chair the Audit Committee the Corporation.

Mark Greenberg is Managing Partner and Founder of Silverstone Capital Advisors and brings more than thirty years of senior executive operating and transaction expertise and experience. He has been a senior executive and operating president of units in Fortune 500 companies and a CEO and Chairman of middle market and high growth, venture capital-backed companies, as well as an investment banker and restructuring and financial advisor serving middle market and financial institution clients nationwide. As a principal investor, advisor, investment banker and transaction team member Mark has participated in more than 150 M&A and capital sourcing transactions. These have included transactions involving units of Fortune 1000 companies, middle market companies and high growth venture funded businesses.

Gregory Crawford joined the Corporation through the Corporation’s acquisition of Patient-Aids, Inc. in October of 2015. Mr. Crawford began his career at Patient-Aids in 1994, becoming a partner three years later and Patient-Aids' sole owner by 2004. Under Crawford’s ownership, Patient-Aids grew at an annual rate of 25%, and from 2013 through 2015 more than doubled its revenue and quadrupled its earnings as it acquired and successfully integrated five home medical equipment businesses. Since 1982, Patient-Aids has been the dominant HME business in its region. Their product lines and services focus on treating patients with chronic respiratory conditions, mobility conditions, and patients requiring traditional durable medical home-based equipment.

External Auditor Matters

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s directors have not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor and the Corporation has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation's directors and, where applicable, the Audit Committee, on a case-by-case basis.

In the following table, “Audit fees” are fees billed by the Corporation’s external auditor for services provided in auditing the Corporation’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the

Corporation’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Corporation to its auditor in its previous three financial year-ends, by category, are as follows (expressed in Canadian dollars):

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
September 30, 2019	$342,800	$21,000	Nil	Nil
September 30, 2018	$313,000	$21,800	Nil	$81,500

Exemptions:

The Corporation is a “venture issuer” as defined in NI 52-110 and is relying on the exemption contained in Section 6.1 of NI 52-110, which exempts the Corporation from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

14.            EXECUTIVE COMPENSATION

Securities legislation requires the disclosure of the compensation received by each “Named Executive Officer” (“Named Executive Officer”) of the Corporation for the most recently completed financial year. “Named Executive Officer” is defined by the legislation to mean: (i) the Chief Executive Officer of the Corporation; (ii) the Chief Financial Officer of the Corporation; (iii) each of the Corporation’s three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

During the financial year ended September 30, 2019, the Corporation’s executive compensation program was administered by the board of directors of Corporation. The Corporation’s executive compensation program has the objective of attracting and retaining a qualified and cohesive group of executives, motivating team performance and the aligning of the interests of executives with the interests of the Corporation’s shareholders through a package of compensation that is simple and easy to understand and implement. Compensation under the program was designed to achieve both current and longer-term goals of PHM and to optimize returns to shareholders. In addition, in order to further align the interests of executives with the interests of the Corporation’s shareholders, the Corporation has implemented share ownership incentives through the 2019 Option Plan (as hereinafter defined), and the RSU/DSU Plan (as hereinafter defined). The Corporation’s overall compensation objectives are in line with its peer group of healthcare companies with opportunities to participate in equity.

In determining the total compensation of any member of senior management, the directors of Corporation consider all elements of compensation in total rather than one element in isolation. The directors of the Corporation also examine the competitive positioning of total compensation and the mix of fixed, incentive and share-based compensation.

Base Salary

While there is no official set of benchmarks that the Corporation relies on and there is not a defined list of issuers that the Corporation uses as a benchmark, the Corporation makes itself aware of, and is cognizant of, how comparable issuers in its business compensate their executives. The base salary for each executive officer is reviewed and established near the end of the fiscal year. Base salaries are established taking into consideration the executive officer’s personal performance and seniority, comparability within industry norms, and contribution to the corporation’s growth and profitability. Management of the

Corporation believes that a competitive base salary is an imperative element of any compensation program that is designed to attract talented and experienced executives.

Bonus Framework

At the discretion of the board of directors, executives are provided with annual cash incentive bonuses based on annual financial performance. Also at its discretion, the board of directors may tie annual cash bonuses to the achievement of other financial and non-financial goals. If the targets set are not met, the bonuses are not paid.

Group Benefits

The Corporation offers a group benefits plan, which includes medical benefits and a matching (up to 4%) 401K plan. The benefits plan is available to all full-time employees who choose to enroll, including officers of the Corporation.

Perquisites and Personal Benefits

While the Corporation reimburses its Named Executive Officers for expenses incurred in the course of performing their duties as executive officers of the Corporation, the Corporation did not provide any compensation that would be considered a perquisite or personal benefit to its Named Executive Officers, other than car allowances as disclosed below.

Option-Based Awards

An important part of the Corporation’s compensation program is to offer the opportunity and incentive for executives and staff to own shares of the Corporation. The directors of the Corporation believe that ownership of its shares will align the interests of executives and future staff with the interests of the Corporation’s shareholders.

Share-based and option-based awards are not granted on a regular schedule but rather as the compensation is reviewed by the directors of the Corporation from time to time. When reviewing awards, consideration is given to the total compensation package of the executives and staff and a weighting of appropriate incentives groupings at the senior, mid and junior levels of the staff including past grants. At the time of any award, consideration is also be given to the available pool remaining for new positions being contemplated by the Corporation.

Option Plan

An amended and restated fixed number stock option plan (and its predecessors) (the “2019 Option Plan”) was approved at the annual and special meeting of the shareholders of the Corporation held on January 28, 2019. The purpose of the 2019 Option Plan is to provide incentive to employees, directors, officers, management companies, and consultants who provide services to Corporation or any of its subsidiaries.

Pursuant to the 2019 Option Plan, the maximum number of Common Shares to be delivered upon the exercise of all stock options granted under the Option Plan combined with any equity securities granted under all other compensation arrangements adopted by the Corporation, including the RSU/DSU Plan (as defined below), may not exceed 20% of the issued and outstanding share capital of the Corporation as of the date the 2019 Option Plan was approved, namely 3,341,188 Common Shares, which options may be exercisable for a period of up to ten (10) years from the date of the grant, subject to the exception that expiry dates that fall within a blackout period will be extended by ten (10) business days from the expiry of the blackout period, subject to certain conditions being met.

Subject to obtaining disinterested shareholder approval, the number of Common Shares reserved for issuance pursuant to grant of options to any individual may not exceed 5% of the issued and outstanding Common Shares in any 12-month period (2% in the case of all optionees providing investor relations services to the Corporation and 2% in the case of all consultants of the Corporation in any 12-month period). The exercise price and vesting terms of any option granted pursuant to an option will be determined by the directors of the Corporation when granted but shall not be less than the market price. Notwithstanding the foregoing, the vesting terms for options granted to optionees performing investor relations activities will vest no sooner than one-quarter (1/4) on every three (3) month interval from the date of grant.

The options granted pursuant to the 2019 Option Plan will be non-transferable, except by means of a will or pursuant to the laws of descent and distribution. If the tenure of an officer or the employment of an employee of the Corporation, is terminated for cause, no option held by such optionee may be exercised following the date upon which termination occurred. If termination occurs for any reason other than cause, then any option held by such optionee will be exercisable, in whole or in part, for thirty (30) days from the date of termination, subject to the discretion of the directors of the Corporation to extend such period up to one (1) year following the date of termination, which will be determined by the directors of the Corporation at the time of each grant or on the date of termination; notwithstanding the foregoing, the directors of the Corporation may in its discretion determine that all of the options held by an optionee on the date of termination which have not yet vested shall vest immediately on such date.

Restricted Share Units/Deferred Share Units

A restricted share unit and deferred share unit plan of the Corporation (the “RSU/DSU Plan”) was approved at the special meeting of the shareholders and option holders of the Corporation held on December 15, 2017. The RSU/DSU Plan was established as a means by which the Corporation may grant awards of restricted share units (“RSUs”) and deferred share units (“DSUs”) as an alternative to stock options to provide incentive to officers, directors and employees who provide services to the Corporation or any of its subsidiaries.

The maximum number of Common Shares to be delivered upon the exercise of all RSUs and DSUs granted under the RSU/DSU Plan, combined with any equity securities granted under all other compensation arrangements adopted by the Corporation, including the 2019 Option Plan, may not exceed 20% of the issued and outstanding share capital of the Corporation as of the effective date of the RSU/DSU Plan, namely 3,341,188 Common Shares.

Pursuant to the RSU/DSU Plan, the directors of the Corporation may from time to time, in its discretion, grant DSUs, or if permitted by the directors of the Corporation, eligible participants may elect to receive their compensation in the form of DSUs, which will consist of non-transferable rights to receive, on a deferred payment basis, the Common Shares or a cash payment equal to the fair market value of Common Shares, or a combination thereof. The number of DSUs to be credited to a person will be determined based on the amount of compensation to be paid in DSUs divided by the fair market value of the Common Shares as determined by the directors of the Corporation, on a one DSU per Common Share basis. DSUs will be redeemed by the Corporation upon the holder ceasing to be employed by or ceasing to provide services to the Corporation, as applicable, and will be settled pursuant to the terms and conditions of the RSU/DSU Plan.

The directors of the Corporation may also from time to time grant RSUs, which will represent non-transferable rights to receive upon vesting of the RSUs The Common Shares or cash payments equal to the vesting date value of the Common Shares. Except as otherwise provided in the RSU/DSU Plan, RSUs will vest on the later of (a) the trigger date, being a date set by the directors of the Corporation that is no later than December 1 of the third calendar year following the grant date, and (b) the date upon which all other applicable vesting conditions determined by the directors of the Corporation, including any performance based vesting conditions, have been met. Vesting may be accelerated in certain circumstances, including upon termination without cause in connection with a change of control of the Corporation or upon death or permanent disability of the holder. RSUs will be automatically deemed cancelled without compensation if they have not vested on or before the applicable expiry date, which will be December 31 of the third calendar year after the grant date or such earlier date as may be established by the directors of the Corporation. Subject to the discretion of directors of the Corporation, RSUs will also be cancelled without compensation in the event that a holder ceases to be engaged as a service provider of the Corporation.

Summary Compensation Table for Named Executive Officers

The following table sets forth information concerning the total compensation paid in the financial years ended September 30, 2019, 2018 and 2017 to those persons who were Named Executive Officers of the Corporation for the financial year ended September 30, 2019 (expressed in U.S. dollars):

					Non-equity incentive
					plan compensation
					($)
Name and			Share-		Annual	Long term		All other		Total
principal			based	Option-based	incentive	incentive	Pension	compen-		compen-
position	Year	Salary	awards	Awards(3)	plans	plans	value	sation		sation
		($)	($)	($)			($)	($)		($)
Gregory Crawford	2019	425,000	N/A	N/A	N/A	N/A	N/A	227,452	(5)	652,452
CEO and former	2018	417,923	N/A	848,260	N/A	N/A	N/A	19,934		1,000,118
COO(1)	2017	167,308	N/A	N/A	N/A	N/A	N/A	303,916	(4)	471,224
Hardik Mehta	2019	360,000	N/A	N/A	N/A	N/A	N/A	196,320	(5)	556,320
CFO(2)	2018	226,538	N/A	757,010	N/A	N/A	N/A	27,000		1,010,548
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A		N/A

Notes:

(1)	Mr. Crawford was Chief Operating Officer from April 19, 2016 to December 21, 2017. He has been the President and Chief Executive Officer of the Corporation since December 21, 2017.

(2)	Mr. Mehta has been the Chief Financial Officer of the Corporation since February 15, 2018.

(3)	For 2018, calculated at the date of the grant using the black-scholes options pricing model with the following assumptions: risk free interest rates of 2.36%; dividend yield of nil; expected stock price volatility of 136.35%; option life of 10 years.

(4)	Included in other compensation is a portion of previous year’s salary that was deferred by certain members of management prior to the Corporation’s spin-out transaction in December 2017, including by Mr. Crawford ($240,000).

(5)	Included in other compensation is a bonus paid to Mr. Crawford ($212,500) and Mr. Mehta ($180,000).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for the Named Executive Officers as of September 30, 2019 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
	Number of	Option	Option	Value of	Number of	Market or payout
	securities	exercise	expiration	unexercised in-	shares or units	value of share
	underlying	price	date	the-money	of shares that	based awards
	unexercised	($)		options(1)	have not vested	that have not
	options			($)	(#)	vested
Name	(#)					($)
Gregory Crawford	2,324,000	0.375	April 9, 2028	1,103,900	N/A	N/A
	50,000	0.95	November 16, 2020	Nil	N/A	N/A
	10,000	0.90	December 20,2020	Nil	N/A	N/A
Hardik Mehta	2,074,000	0.375	April 9, 2028	985,150	N/A	N/A

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the TSXV on September 30, 2019, namely $0.85.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for the Named Executive Officers during the year ended September 30, 2019 (expressed in Canadian dollars):

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year(1)	year	earned during the year
Name	($)	($)	($)
Gregory Crawford	896,193	N/A	N/A
Hardik Mehta	799,786	N/A	N/A

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the TSXV on such date, or in the event such date is not a trading date, the closing price on the next trading date.

Pension Plan Benefits

The Corporation has not implemented a pension plan.

Termination and Change of Control Benefits

As at the end of the Corporation’s most recently completed financial year (September 30, 2019) the Corporation had not entered into any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, pursuant to retirement, a change in control of the Corporation or a change in Named Executive Officer’s responsibilities.

Risk of Compensation Practices and Disclosure

The directors of the Corporation have not proceeded to a formal evaluation of the implications of the risks associated with the

Corporation’s compensation policies and practices. Risk management is a consideration of the directors when implementing its compensation program, and the directors of the Corporation do not believe that the Corporation’s compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

Neither the Named Executive Officers nor the directors of the Corporation are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officers or directors of the Corporation, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Director Compensation

Directors have been granted options as long-term incentives to align the individual’s interests with those of the Corporation.

Director Compensation Table for Directors (other than the Named Executive Officers)

The following table sets forth all compensation provided to person who was a director of the Corporation during the financial year ended September 30, 2019 (other than a director who is a Named Executive Officer, whose disclosure with respect to compensation is set out above) for the financial year ended September 30, 2019 (expressed in United States dollars):

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Mark Greenberg	120,000	N/A	N/A	N/A	N/A	N/A	120,000
Eugene Ewing	50,000	N/A	N/A	N/A	N/A	N/A	50,000

During the year ended September 30, 2019, Mark Greenberg was compensated USD $120,000, payable monthly in arrears, for his position on the board of directors and Eugene Ewing was compensated USD $40,000, payable quarterly in arrears, for his position on the board of directors and USD $10,000, payable quarterly in arrears, for serving as Chair of the Audit Committee.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each person who was a director of the Corporation during the financial year ended September 30, 2019 (other than a director who is a Named Executive Officer, whose disclosure with respect to incentive plan awards is set out above) as of September 30, 2019 (expressed in Canadian dollars):

	Option-Based Awards				Share-Based Awards
	Number of	Option	Option	Value of	Number of	Market or payout
	securities	exercise	expiration	unexercised	shares or units	value of share
	underlying	price	date	in-the-money	of shares that	based awards
	unexercised	($)		options(1)	have not vested	that have not
	options			($)	(#)	vested
Name	(#)					($)
Mark Greenberg	1,715,000	0.375	April 9, 2028	814,625	N/A	N/A
Eugene Ewing	200,000	0.55	August 1, 2028	60,000	N/A	N/A

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options and the last closing price of the Common Shares on the TSXV on September 30, 2019, namely $0.85.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each person who was a director of the Corporation during the financial year ended September 30, 2019 (other than a director who is a Named Executive Officer, whose disclosure with respect to incentive plan awards is set out above) during the year ended September 30, 2019 (expressed in Canadian dollars):

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year(1)	year	earned during the year
Name	($)	($)	($)
Mark Greenberg	661,347	N/A	N/A
Eugene Ewing	N/A	N/A	N/A

Notes:

(1)	Aggregate value is calculated based on the difference between the exercise price of the options on the date they vest and the closing price of the Common Shares on the TSXV on such date, or in the event such date is not a trading date, the closing price on the next trading date.

15.          SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of September 30, 2019 regarding the number of Common Shares to be issued pursuant to equity compensation plans of the Corporation and the weighted-average exercise price of said securities:

	Number of securities to be issued	Weighted-average	Number of securities remaining available
	upon exercise of outstanding	exercise price of	for future issuance under equity
	options, warrants and rights	outstanding options,	compensation plans (excluding securities
	(a)	warrants and rights	reflected in column (a))
Plan Category		(b)	(c)
Equity compensation plans	11,759,474	0.524	5,258,690
approved by
securityholders
Equity compensation plans
not approved by	-	-	-
securityholders
Total	11,759,474	0.524	5,258,690

The securities referred to in the table above were granted under the 2019 Option Plan (or its predecessors plans).

16.            INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, the proposed nominees for election as director, the executive officers of the Corporation, or any of their respective associates or affiliates is or has been, during the year ended September 30, 2019, indebted to the Corporation or any of its subsidiaries in respect of loans, advances or guarantees of indebtedness.

17.            DIRECTOR AND OFFICER INSURANCE

The Corporation maintains an executive and organization liability insurance policy that covers directors and officers for costs incurred to defend and settle claims against directors and officers of the Corporation to an annual limit of $45,000,000 with retention of $25,000 on securities and oppressive conduct claims and $25,000 on all other claims. The cost of coverage for 2019 was approximately $113,100. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable during 2019.

18.            INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein and below, none of the informed persons (as such term is defined in NI 51-102) of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction of the Corporation since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

On October 1, 2015, the Corporation entered into a seven-year triple net lease agreement for office space with a rental company that is affiliated with Gregory Crawford, the former Chief Operating Officer of the Corporation and since December 21, 2017, the President and Chief Executive Officer of the Corporation. Rental payments under this lease agreement are US$43,000 per month, plus taxes, utilities and maintenance.

19.            MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

20.            PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the foregoing, management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

21.            ADDITIONAL INFORMATION

Additional information relating to the Corporation, including copies of the Corporation's financial statements and Management's Discussion and Analysis is available on SEDAR at www.sedar.com, copies of which may be obtained from the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

22.            CURRENCY

Unless otherwise specified, all dollar amounts in this Circular, including the symbol “$”, are expressed in Canadian dollars.

DATED this 24th day of December, 2019.

BY ORDER OF THE BOARD

(signed) “Gregory Crawford”

Chairman of the Board of Directors

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

(see attached)

CHARTER OF THE AUDIT COMMITTEE

1.	PURPOSE AND PRIMARY RESPONSIBILITY

1.1                           This charter sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of the Company, annual evaluation and compliance with this charter.

1.2                           The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.	MEMBERSHIP

2.1                           A majority of the members of the Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company, as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), provided that should the Company become listed on a more senior exchange, each member of the Audit Committee will also satisfy the independence requirements of such exchange and of NI 52-110.

2.2                           The Audit Committee will consist of at least three members, all of whom must be directors of the Company. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, each member of the Audit Committee will also satisfy the financial literacy requirements of such exchange and of NI 52-110.

2.3                           The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4                           The Chair of the Audit Committee will be appointed by the Board.

3.	AUTHORITY

3.1                           In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)            engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)           communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)           incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

4.	DUTIES AND RESPONSIBILITIES

4.1                          The duties and responsibilities of the Audit Committee include:

(a)	recommending to the Board the external auditor to be nominated by the Board;

(b)           recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)           reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)	overseeing the work of the external auditor;

(e)           ensuring that the external auditor is independent by receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company;

(f)            ensuring that the external auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)           ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)           reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)             reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)             reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)           reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)             reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)          reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)           satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)           overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)           reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)           reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)            satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)            resolving disputes between management and the external auditor regarding financial reporting;

(t)	establishing procedures for:

(i)             the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto, and

(ii)            the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(u)            reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v)            pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor;

(w)          overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x)	establishing procedures for:

(i)             reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)           reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)          obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)          reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)           reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including:

(A)	tax and financial reporting laws and regulations;

(B)	legal withholding requirements;

(C)	environmental protection laws and regulations;

(D)	other laws and regulations which expose directors to liability; and

4.2                           A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3                           On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	MEETINGS

5.1                          The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2                          The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3                          The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.4                          The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.5                           The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.6                          Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.	REPORTS

6.1                           The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

6.2                           The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.	MINUTES

7.1                           The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8. ANNUAL PERFORMANCE EVALUATION

8.1                           The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the charter, to determine the effectiveness of the Committee.